Commonwealth Bank of Australia
ABN 48 123 123 124

GPO Box 2719	J M Schubert
Sydney	Chairman
New South Wales 2001

STRICTLY CONFIDENTIAL

14 June 2005

Mr Ralph J Norris
C/- Commonwealth Bank of Australia
Level 7
48 Martin Place
Sydney NSW 2000

Dear Ralph,

I am very pleased to offer you an appointment as a Director of the Commonwealth Bank of Australia and the position of Managing Director and Chief Executive Officer of the Bank.

These appointments will take effect from a date to be agreed.

In addition to the terms and conditions of appointment set out in the attached Executive Service Agreement, and in recognition of the need for you to relocate to Sydney from New Zealand, the Bank will provide you with suitable accommodation for up to three (3) months.

The Bank will also reimburse you, in accordance with Bank policy, for reasonable expenses incurred in the removal and transportation of your personal and family effects, and travel costs directly related to taking up your appointment as Managing Director.

The cost of you obtaining initial and ongoing professional taxation advice relating to your change of taxation jurisdiction will be paid by the Bank.

Finally, an amount of $50,000 will be available to contribute to general out-of-pocket expenses associated with establishing yourself and your family in Sydney.

Prior to taking up your appointment as Managing Director & Chief Executive Officer, you will be employed by the Bank for a period of approximately 4-6 weeks to enable a smooth transition to occur. During this change over period, you will be employed under the Bank’s standard senior executive

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Mr Ralph J Norris
14 June 2005

employment contract, a copy of which has been provided to you, and will be paid the fixed remuneration agreed for your role as Managing Director and Chief Executive Officer. No short term or long term incentive payment will apply to this period.

To accept the Bank’s offer, please sign the duplicate copy of this letter and the Executive Service Agreement and return them to me.

The Board and I look forward to supporting you in leading the future growth of the Commonwealth Bank.

Yours sincerely,

John M Schubert
Chairman
Commonwealth Bank of Australia